Management’s Discussion & Analysis of Financial Results

For the three month period ended March 31, 2019

May 9, 2019

Excellon Resources Inc. (the “Company” or “Excellon”) has prepared this Management’s Discussion and Analysis of Financial Results (“MD&A”) for the three month period ended March 31, 2019 in accordance with the requirements of National Instrument 51-102 (“NI 51-102”).

This MD&A contains information as at May 9, 2019 and provides information on the operations of the Company for the three month periods ended March 31, 2019 and 2018 and subsequent to the period end, and should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three month period ended March 31, 2019 and the related notes for the year end December 31, 2018 which have been filed on SEDAR. The audited consolidated financial statements for the year ended December 31, 2018 have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All figures in this MD&A are in United States dollars unless otherwise noted.

This MD&A also makes reference to Production Cost per Tonne, Cash Cost per Silver Ounce Payable, and All-in Sustaining Cost (“AISC”) per Silver Ounce Payable, all of which are Non-IFRS Measures. Please refer to the sections of this MD&A entitled “Production Cost per Tonne”, “Total Cash Cost per Silver Ounce Payable” and “All-in Sustaining Cost per Silver Ounce Payable” for an explanation of these measures and reconciliation to the Company’s reported financial results.

COMPANY PROFILE

Excellon is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol EXN. The Company is focused on optimizing the Platosa Mine’s cost and production profile, discovering further high-grade silver and carbonate replacement deposit (“CRD”) mineralization on the 20,969 hectare Platosa Project and epithermal silver mineralization on the 100%-owned 45,000 hectare Evolución Property and capitalizing on the opportunity in current market conditions to acquire undervalued projects in the Americas.

Ore from Platosa is processed at the Company’s mill in Miguel Auza (within the Evolución Property) in Zacatecas. The Company produces a lead-silver concentrate and a zinc-silver concentrate. The concentrates are shipped to the port of Manzanillo where they are purchased by Trafigura Mexico, S.A. de C.V., a subsidiary within the Trafigura group of companies, and MK Metal Trading Mexico, S.A. de C.V., a subsidiary within the Ocean Partners group of companies.

COMMON SHARE DATA (as at May 9, 2019)

Common shares issued and outstanding	99,292,050
Stock options	2,149,999
DSUs	2,257,642
RSUs	2,272,316
Warrants ($0.50)	1,838,908
Fully diluted common shares	107,810,915

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Management’s Discussion & Analysis of Financial Results

For the three month period ended March 31, 2019

May 9, 2019

FIRST QUARTER HIGHLIGHTS

(in 000’s except amounts per share, cost per tonne, ounces and per ounce)	Q1 2019	Q1 2018

Revenues (1)	$5,179	5,911
Gross profit (loss)	$(602)	670
Net Income (Loss)	$(3,785)	(1,222)
Income (loss) per share – basic	$(0.04)	(0.01)
Silver ounces produced	260,445	194,462
Silver ounces payable	174,194	166,076
Silver equivalent ounces produced (2)	522,261	482,079
Silver equivalent ounces payable (2) (3)	383,438	406,995
Production cost per tonne (4)	$272	230
Total cash cost per silver ounce payable	$11.71	3.85
AISC per silver ounce payable	$25.35	15.89
Average realized silver price per ounce sold (5)	$15.45	16.49

(1)	Revenues are net of treatment and refining charges. A reconciliation of revenues can be found in the section “Summary of Financial Quarterly Results” of this MD&A.
(2)	Silver equivalent (“AgEq”) ounces established using average realized metal prices during the period indicated applied to the recovered metal content of the concentrates to reflect the revenue contribution of base metal sales during the period.
(3)	Payable metal reflects current metals delivered, net of payable deductions under the Company’s offtake arrangements
(4)	Production cost per tonne includes mining and milling costs, excluding depletion and amortization.
(5)	Average realized silver price is calculated on current period sale deliveries and does not include prior period provisional adjustments recorded in the period.

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Management’s Discussion & Analysis of Financial Results

For the three month period ended March 31, 2019

May 9, 2019

MINE OPERATION

Production

Platosa Mine production statistics for the periods indicated were as follows:

	Q1	Q1
	2019 (1)	2018 (1)
Tonnes of ore produced:	20,083	13,784
Tonnes of ore processed:	16,769	13,021
Tonnes of historical stockpile processed:	1,450	5,864
Total tonnes processed:	18,219	18,885
Ore grades:
Silver (g/t)	534	441
Lead (%)	5.01	4.78
Zinc (%)	8.00	8.24
Historical stockpile grades:
Silver (g/t)	123	176
Lead (%)	1.22	1.60
Zinc (%)	1.44	2.40
Blended head grade:
Silver (g/t)	502	359
Lead (%)	4.71	3.79
Zinc (%)	7.48	6.43
Recoveries:
Silver (%)	89.7	87.3
Lead (%)	74.6	81.2
Zinc (%)	78.1	83.8
Production:
Silver – (oz)	260,445	194,462
Silver equivalent (oz) (2)	522,261	482,079
Lead – (lb)	1,376,423	1,275,418
Zinc – (lb)	2,209,624	2,253,449
Payable: (3)
Silver – (oz)	174,194	166,076
Silver equivalent (oz) (2)	383,438	406,995
Lead – (lb)	890,712	1,139,665
Zinc – (lb)	1,919,733	1,834,743
Realized prices: (4)
Silver – ($US/oz)	15.45	16.49
Lead – ($US/lb)	0.92	1.10
Zinc – ($US/lb)	1.26	1.48

(1)	Period deliveries remain subject to assay and price adjustments on final settlement with concentrate purchaser(s). Data has been adjusted to reflect final assay and price adjustments for prior period deliveries settled during the period.
(2)	AgEq ounces established using average realized metal prices during the period indicated applied to the recovered metal content of the concentrates to reflect the revenue contribution of base metal sales during the period.
(3)	Payable metal is based on the metals delivered and sold during the period, net of payable deductions under the Company’s offtake arrangements, and will therefore differ produced ounces.
(4)	Average realized price is calculated on current period sale deliveries and does not include the impact of prior period provisional adjustments in the period.

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Management’s Discussion & Analysis of Financial Results

For the three month period ended March 31, 2019

May 9, 2019

The previous eight quarters of production at Platosa are summarized below:

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Management’s Discussion & Analysis of Financial Results

For the three month period ended March 31, 2019

May 9, 2019

Analysis of the components of mine operating results is as follows:

	Q1
	2019	2018
Tonnes Milled	18,219	18,885

Total tonnage milled of 18,219 tonnes in Q1 2019 was 4% lower relative to Q1 2018. However, of these total tonnes milled, 16,769 tonnes were from fresh ore in Q1 2019 compared to 13,021 tonnes in Q1 2018. Milling of low-grade historical stockpiles was limited to 1,450 tonnes in Q1 2019 compared to 5,864 tonnes in Q1 2018.

Mine production in Q1 2019 improved over previous quarters as multiple ore faces were accessed with reduced dilution and increased head grades. As a result, average ore produced increased to 223 tpd in the quarter and 256 tpd in March.

Milling operations were paused for upgrades in January and commissioning was completed in late February with minor adjustments ongoing in preparation for the bulk sample program for Hecla’s San Sebastian Mine. During March, the facility successfully achieved a steady rampup, processing 400 tpd at higher than historical recoveries. Though much of the stockpile was milled, approximately 2,875 tonnes of fresh ore remained at the end of the quarter and was processed during April.

Blended Head Grades (ore and historical stockpiles)	Ag (g/t)	502	359
	Pb (%)	4.71	3.79
	Zn (%)	7.48	6.43

Blended grades of silver, lead, and zinc improved by 40%, 24%, and 16% respectively during Q1 2019 compared to Q1 2018 as more fresh ore was milled than historical stockpiles. In addition, higher blended silver grade resulted from improved silver head grade of 534 g/t Ag in fresh ore for Q1 2019 compared to 441 g/t Ag in Q1 2018.

Recoveries	Ag (%)	89.7	87.3
	Pb (%)	74.6	81.2
	Zn (%)	78.1	83.8

Recoveries for lead and zinc were lower in Q1 2019 compared to Q1 2018. As discussed above, the mill was paused for upgrades in January, with commissioning impacting recoveries during the testing and implementation phase. The initial mill upgrades completed by late March showed promising results with record recoveries at higher processing rates, with lead at 82-85%, zinc at 84-87% and silver at 91-93% at a rate of 400+ tpd. Further optimization is ongoing to support this trend during Q2.

Metal Produced	Ag (oz)	260,445	194,462
	AgEq (oz)	522,261	482,079
	Pb (lb)	1,376,423	1,275,418
	Zn (lb)	2,209,624	2,253,449

As discussed above, increased fresh ore tonnage milled with higher grades in Q1 2019 increased metal production by 8% on a AgEq oz basis over Q1 2018.

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Management’s Discussion & Analysis of Financial Results

For the three month period ended March 31, 2019

May 9, 2019

During Q1 2019, production continued to improve over previous quarters as multiple ore faces were accessed in the Rodilla, Pierna and 623 mantos. Operations also improved as optimized drill and blast patterns minimized dilution and increased head grades. As a result, average ore produced increased to 223 tpd in the quarter and 256 tpd in March. Development has progressed to the next production horizons in levels 924 in Manto Pierna and 928 in Manto 623 to sustain production.

Mine Optimization

The Platosa deposit comprises several high-grade massive sulphide mantos hosted in permeable limestone that have been mined by Excellon since 2005. In 2007, as mine workings extended below the local water table, the Company began an intensive program of reactive grouting and pumping to control and prevent water inflows. This program was effective in managing inflows, but was time-, labour- and cost-intensive, which historically limited production to less than 200 tpd. In April 2015, the Company released the results of a hydrogeological study prepared by Hydro-Ressources Inc. and Technosub Inc. (the “Optimization Plan”), which confirmed that dry mining conditions are achievable at Platosa and proposed to replace the grouting and pumping process with a more efficient and permanent dewatering system.

The Company commenced the second phase of the Optimization Plan (“Optimization Plan Phase 2”) during H2 2017, which is the ordinary course maintenance and expansion of the dewatering system going forward for the life of mine. Phase 2 comprises the periodic development of new well bays and the drilling of new wells, with submersible pumps being moved to the new wells as wells at higher elevation begin to lose pumping efficiency. Capital expenditures on Phase 2 are considered sustaining, primarily relating to well bay development, well drilling and the periodic addition/replacement of existing pump equipment. In Q1 2019, the Company incurred capital expenditures of $0.5 million towards the Optimization Plan Phase 2, an amount recorded as an under asset under construction.

Exploration

The Company is currently drilling with two rigs at the Jaboncillo target, 11 kilometres northwest of Platosa, where the Company completed an induced polarization (“IP”) survey in December 2018. Planning for the next phase of drilling at Evolucíon is currently underway and expected to resume in the coming months. Current drill targets at Platosa include the extension of the NE-1S Manto, near-mine manto-style targets and PDN, a skarn-type target identified by a large geophysical anomaly, two kilometres north of Platosa and associated with the 2012 Rincon del Caido discovery.

Toll Milling Arrangements

The Company entered a toll milling arrangement in Q1 2018 with Hecla Mining Company (“Hecla”) to process ore from the San Sebastian Mine, 42 kilometres northwest of the Miguel Auza mill. The initial bulk sample was increased during Q1 2019 to 25,000 tonnes, which began arriving at site in March with processing now underway. Assuming successful results from the bulk sample, the formal commercial milling arrangement will commence in due course. Preparations for the expansion of milling operations are well underway and the Company engaged consultants to review and propose upgrades to milling performance during Q3 2018. This review recommended optimizations to the mill flow sheet that were commissioned in Q1 2019. As a result, milling operations were paused in January for upgrades and recoveries were impacted during the testing and implementation and commissioning phases.

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Management’s Discussion & Analysis of Financial Results

For the three month period ended March 31, 2019

May 9, 2019

Mineral Resources

The Company updated the Platosa MRE as at March 31, 2018 and filed an updated technical report prepared by SRK Consulting (Canada) Inc. (“SRK”) under National Instrument 43-101 (“NI 43-101”), on SEDAR (www.sedar.com) on September 7, 2018.

Mineral Resource Statement, Platosa Mine Mexico, SRK Consulting (Canada) Inc.

		Grade				Contained Metal
Category	Tonnes (‘000)	Ag (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Ag (‘000s oz)	Pb (‘000s lbs)	Zn (‘000s lbs)	AgEq (‘000 oz)
Indicated	485	549	5.6	5.9	1,055	8,562	59,752	62,953	16,456
Inferred	13	516	4.7	6.5	1,014	216	1,344	1,859	426

(1) Mineral Resources are estimated pursuant to NI 43-101 with an effective date of March 31, 2018.

(2) Mineral Resources are estimated at a cut-off grade of 375 g/t AgEq and silver, lead and zinc prices of $17.00, $1.10 and $1.30, and assuming metal recoveries of 89% for silver and 81% for lead and zinc, respectively.

(3) This Mineral Resource Estimate was prepared under the supervision of Sébastien Bernier, Principal Resource Geologist at SRK Consulting (Canada). Mr. Bernier is a Qualified Person as defined in NI 43-101.

(4) All figures have been rounded to reflect the relative accuracy of the estimates.

(5) Mineral Resources that are not Mineral Reserves do not necessarily demonstrate economic viability. The Mineral Resources reported herein have been estimated using a geostatistical block modelling approach informed from silver, lead and zinc assay data collected in core borehole samples. The construction of the Mineral Resource model was a collaborative effort between Excellon and SRK personnel. The construction and methodology for the creation of the resource wireframes was overseen by Blair Hrabi of SRK, P.Geo. (APGO #1723) and geostatistical analysis, variography, mineral resource evaluation and classification were undertaken by Sébastien Bernier of SRK, P.Geo. (APGO #1847). All technical work was reviewed by Ben Pullinger, SVP Geology of Excellon (APGO #2420).

The MRE was prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s (CIM) ‘Mineral Resources and Mineral Reserves Best Practices’ guidelines (November 2003) and classified per the CIM ‘Definition Standards for Mineral Resources and Mineral Reserves’ (May 2014).

Corporate Responsibility

In Q1 2019, the Company focused on continuing to implement the 24 corporate responsibility (“CR”) standards introduced over the past two years at both Platosa and Miguel Auza. In particular, the Company increased efforts to improve training in respect of the requirements of High Consequence Hazard standards by emphasizing competence evaluations in addition to classroom elements.

The Company continues to take steps to enhance its security processes in response to the theft of concentrate that was discovered in Q4 2018. These steps include strengthening internal controls and procedures, installing onsite truck scales, retaining a new ore and concentrate trucking company and replacing its security contractor. The new trucking firm has state-of-the art monitoring equipment and the new security contractor was installed in early Q2. The Company continues to monitor the operating context at both Platosa and Miguel Auza to detect threats to employees, contractors and the business.

CR Performance at Platosa and Miguel Auza

Management continues to evaluate and monitor compliance with legal requirements and manage CR risk. The Company’s operations continue to report on the key trailing CR performance indicators and elements of the Visible Felt Leadership process. Our trailing safety performance in Q1 was improved over the full-year results for 2016-2018.

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Management’s Discussion & Analysis of Financial Results

For the three month period ended March 31, 2019

May 9, 2019

Progress continued during Q1 2019 to engage with stakeholders in the Platosa and Evolución regions. The exploration program at the Jaboncillo area at Platosa is supported by on-going dialogue with the local ejido. During the quarter the Company had productive conversations with its neighbours at Evolución regarding planned modifications to trucking activities to solicit views on how the Company can minimize potential impacts on local residents.

Tailings Management at Miguel Auza

There are two tailings management facilities (TMF) at Miguel Auza. TMF #1 is located immediately northwest of the concentrator and was decommissioned in October 2017 after having reached its final crest height of 6.52 m and design capacity of approximately 313,000 m3 (~520,000 tonnes) of tailings. Covering of the decommissioned TMF #1 with soil was completed in Q4 2018.

Geotechnical engineers from an international consulting firm were on-site at Miguel Auza during Q1 to evaluate the stability and management practices of the two TMFs. The Company also started the process to design and construct the Phase II raise at TMF #2; the design work will be done by a third-party engineering firm based in Canada.

Closure Plans, Cost Estimates and Financial Assurance

Operations at the Platosa Mine and Miguel Auza Mill are both required to prepare closure plans and cost estimates that describe the actions and performance requirements when these facilities are decommissioned. The plans and cost estimates are prepared by third-party consultants and consider the removal and stabilization of facilities, revegetation and post-closure monitoring to ensure that performance requirements are met. The most recent closure plans and cost estimates were prepared in 2017 based on the life-of-mine at the time with estimated undiscounted cash costs of $1.0 million for Platosa and $1.0 million for Miguel Auza. These costs are incorporated into an Asset Retirement Obligation, which appears on the Company’s balance sheet.

As part of the approval for TMF #2, SEMARNAT established requirements for the provision of financial assurance (FA). Following an initial FA amount of approximately $60,000, annual FA payments escalate from approximately $13,000 in Year 2 to $184,000 in Year 30. The total FA required over the thirty year term of the permit is approximately $1.96 million to provide a guarantee against the operating and closure requirements of TMF #2. A bond for $60,000 for FA, representing the initial FA amount, has been posted with regulators. Miguel Auza is in compliance with its FA requirements.

Approvals for Platosa pre-date the requirement for FA in Mexico and therefore there is no FA required at Platosa.

There were no material changes on closure aspects at either Platosa or Miguel Auza during the quarter.

COMMODITY PRICES AND MARKET CONDITIONS

Lower silver, lead and zinc prices in Q1 also impacted the Company’s revenues and operating profits. Lead and zinc accounted for approximately 54% of net revenues from metals sold in Q1 2018 compared to 60% in Q1 2018, with zinc accounting for 41% and lead 14%, relative to 41% and 19% in Q1 2018, a result of lower base metal prices in the quarter and lower lead production.

Silver rebounded during early Q1 2019 and was relatively stable during the period, averaging $15.57/oz, before weakening to the $15 range in April. Lower industrial demand, particularly on the electronics side, and generally lower investment demand were key contributors to recent weakness. The silver:gold ratio remained at all-time highs of over 85:1.

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Management’s Discussion & Analysis of Financial Results

For the three month period ended March 31, 2019

May 9, 2019

Lead prices improved in Q1 2019, averaging $0.92/lb, though deteriorated into April, in part due to seasonal shifts though particularly due to Chinese economic conditions for automobiles.

Zinc prices improved in Q1 2019 reaching and maintaining levels above $1.30 at the end of March for an average of $1.23 for the quarter. Warehouse supplies continued to decline to multi-decade lows. At the same time, concentrate supply does not appear to be as tight, though TC/RCs have increased to significantly higher levels between $270-$350/dmt as smelter capacity remains limited. The expectation is that in due course, higher TC/RCs will result in increased refined metal production and lower zinc prices, but in the interim higher prices are expected in the seasonally strong Q2 period.

Average Commodity Prices	Q1 2019	Q1 2018	Change
Silver ($/oz) (1)	15.57	16.77	-13%
Lead ($/lb) (2)	0.92	1.14	-21%
Zinc ($/lbs) (2)	1.23	1.55	-19%

Historical Average Prices		Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Silver ($/oz)(1)	2019	15.59	15.81	15.32
	2018	17.17	16.66	16.47	16.61	16.47	16.52	15.71	15.01	14.26	14.58	14.37	14.70
	2017	16.81	17.87	17.59	18.06	16.76	16.95	16.14	16.91	17.45	16.93	17.01	16.16
Lead ($/lb)(2)	2019	0.90	0.94	0.93
	2018	1.17	1.17	1.09	1.07	1.07	1.11	1.00	0.94	0.92	0.90	0.88	0.89
	2017	1.01	1.05	1.03	1.01	0.97	0.97	1.03	1.07	1.08	1.14	1.12	1.14
Zinc ($/lb)(2)	2019	1.16	1.23	1.29
	2018	1.56	1.61	1.49	1.45	1.39	1.40	1.21	1.14	1.10	1.21	1.18	1.19
	2017	1.23	1.29	1.26	1.19	1.17	1.17	1.26	1.35	1.42	1.49	1.47	1.45

(1) Source: Kitco

(2) Source: LME

Refer to “Financial Instruments”, below, for a discussion of the Company’s exposure to foreign currencies.

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Management’s Discussion & Analysis of Financial Results

For the three month period ended March 31, 2019

May 9, 2019

SUMMARY OF FINANCIAL QUARTERLY RESULTS

Financial statement highlights for the quarter ended March 31, 2019 and 2018 and last eight quarters are as follows:

	Q1 2019(1)	Q4 2018(1)	Q3 2018(1)	Q2 2018(1)	Q1 2018(1)	Q4 2017(1)	Q3 2017(1)	Q2 2017(1)
(in $000’s)	$	$	$	$	$	$	$	$
Revenues	5,179	5,955	2,570	9,877	5,911	7,123	7,102	3,570
Production costs	(4,612)	(5,213)	(5,221)	(5,173)	(3,959)	(4,796)	(4,160)	(3,997)
Depletion and amortization	(1,169)	(1,004)	(876)	(854)	(1,282)	(1,277)	(1,426)	(582)
Cost of sales	(5,781)	(6,217)	(6,097)	(6,027)	(5,241)	(6,073)	(5,586)	(4,579)
Gross profit (loss)	(602)	(262)	(3,527)	3,850	670	1,050	1,516	(1,009)
Expenses:
Corporate administration	(1,361)	(595)	(1,021)	(1,482)	(1,423)	(1,159)	(892)	(842)
Exploration	(1,005)	(1,115)	(1,021)	(1,053)	(708)	(345)	(382)	(618)
Other income (expense)	(274)	51	368	(497)	82	(415)	(88)	630
Write-down of inventories (2)	-	-	-	-	-	(568)	-	-
Net Finance income (cost)	(52)	203	1,081	(409)	1,024	820	(5,974)	1,629
Income tax (expense) recovery	(491)	(2,432)	538	845	(867)	2,170	(87)	(292)
Net income (loss) for the period	(3,785)	(4,150)	(3,582)	1,254	(1,222)	1,553	(5,907)	(502)
Earnings (loss) per share – basic	(0.04)	(0.04)	(0.04)	0.01	(0.01)	0.02	(0.08)	(0.02)
– diluted	(0.04)	(0.04)	(0.04)	0.01	(0.01)	0.02	(0.08)	(0.02)
Cash flow from (used in) operations before changes in working capital	(977)	(1,507)	(4,125)	2,253	471	571	1,464	(1,297)

(1)	Includes fair value adjustment gain (loss) to net income (loss) for embedded derivative liability and warrants related to convertible debentures (the “Debentures”) issued in November 2015 and converted in December 2017 as follows:

Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017
($0.2 million)	$0.3 million	$0.6 million	$0.1 million	$0.5 million	$1.3 million	($5.6 million)	$1.7 million

(2)	Write-down of production spares to its net realizable value by $0.57 million for slow moving and obsolescent inventory items identified at the end of the year.

Quarterly revenue fluctuations are a function of metal prices, ore tonnage mined/milled, and ore grades. The Company currently expenses exploration costs not associated with mine resource expansion, which may create volatility in earnings from period to period.

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Management’s Discussion & Analysis of Financial Results

For the three month period ended March 31, 2019

May 9, 2019

	Q1 ($000’s, except where noted)
	2019	2018
Revenue	5,179	5,911
Net Loss	(3,785)	(1,222)

Net revenues decreased by 12% during Q1 2019, due to 6% lower AgEq ounces payable of 383,438 oz and a 6% decrease in realized silver price in the quarter. Despite strong mine production, revenues during the quarter were impacted by milling capacity and truck scheduling – both out-of-the-ordinary events. Due to the mill optimizations discussed above, a stockpile of 2,875 tonnes of high grade ore remained to be milled as of March 31st. Additionally, due to truck scheduling constraints at quarter-end, 1,000 tonnes of concentrate was in transit or stockpile as of March 31st. Consequently, total revenue of approximately $3.4 million at current prices was deferred into Q2.

For additional discussion, see “Provisionally Priced Sales”, below.

In comparing net loss of $3.8 million in Q1 2019 to net loss of $1.2 million in Q1 2018, beyond the revenue impact noted above, major offsetting line item differences include:

(i)	12% decrease ($0.7 million) in revenues as discussed above;
(ii)	16% increase in production cost ($0.7 million) as electricity unit cost increased from $0.06/kWh in Q1 2018 to $0.11/kWh in Q1 2019 resulting in a $0.5 million increase in energy cost;
(iii)	42% increase ($0.3 million) in exploration as surface drilling continued at Platosa in Q1 2019;
(iv)	$0.6 million contigent liability provision in Q1 2019 partially offset by $0.2 million foreign exchange gain differences;
(v)	$0.7 million fair value adjustment difference in finance cost resulting from a fair value loss of $0.2 million on $0.50 warrants related to the Debentures in Q1 2019 compared to a $0.5 million fair value adjustment gain on warrants in Q1 2018;
(vi)	$0.4 million difference in unrealized gains from currency hedges; and
(vii)	$0.3 million difference in deferred income taxes

Cost of Sales	(5,781)	(5,241)

Cost of sales, including depletion and amortization increased by 10% as a $0.7 million increase in production cost was partially offset by a $0.1 million reduction in depletion and amortization. Production cost increased primarily due to $0.5 million increase in energy cost as described above. Depletion and amortization was $0.1 million lower due to a revised lower unit of production amortization rate resulting from the updated MRE.

General and Administrative Expense	(1,361)	(1,423)

General and administrative expenses were comparable between the periods as slightly higher cash general and administrative expenses for Q1 2019 were offset by lower stock based compensation and amortization expense.

Exploration	(1,005)	(708)

Exploration cost of $1.0 million increased in the quarter due to increased surface drilling, with 2,143 metres drilled at Platosa (Q1 2018 – 2,395 metres) and 2,545 metres drilled at Evolución (Q1 2018 – Nil), both of which were expensed in each period.

The Company capitalizes sustaining exploration expenses, generally categorized as underground drilling and associated work. Underground drilling was nil metres in Q1 (Q1 2018 – 2,853 metres) as planning for the next underground drilling stations is underway. In total, the Company drilled 4,687 metres in the quarter (Q1 2018 – 5,248 metres).

Other income (expenses)	(274)	82

Other income includes unrealized and realized foreign exchange gains and losses, realized and unrealized gains and losses on marketable securities, provisional adjustments, and other non-routine income or expenses, if any.

Other expenses of $274,000 during Q1 2019 included a $0.6 million contigent liability provision related to a claim filed against the Company offset by (i) $0.3 million of foreign exchange gains, and (iii) $68,000 unrealized gain on marketable securities. During Q1 2018, the Company incurred $82,000 in foreign exchange gains.

Finance Income (cost)	(52)	1,263

Net finance income (cost) consists primarily of fair value adjustments on warrants related to Debentures, and accretion of the rehabilitation provision for the mine and mill. The fair value adjustment derives primarily from the performance of the Company’s stock during the applicable period. As the Debentures were settled, fair value adjustments of the associated warrants remains required.

During Q1 2019, an increase in the stock price from CAD$0.69 to CAD$0.85 resulted in a $0.2 million fair value adjustment loss on warrants related to the Debentures while during Q1 2018, a decrease from CAD$1.84 to CAD$1.48 resulted in a $0.5 million fair value adjustment gain from warrants outstanding at the time. Finance cost in Q1 2019 also included a $0.2 million unrealized gain on forward foreign exchange contracts that were marked to market at the end of quarter (Q1 2018 – $0.5 million unrealized gain).

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Management’s Discussion & Analysis of Financial Results

For the three month period ended March 31, 2019

May 9, 2019

	Q1 ($000’s, except where noted)
	2019	2018
Production Cost per Tonne	$272/t	$230/t
(see “Non-IFRS Measures” for reconciliation table)

Production cost per tonne of $272/t in Q1 2019 increased by 14% from Q1 2018 as electricity prices were higher in Q1 2019, as discussed above. Production cost per tonne reflects total production costs divided by tonnes milled. The chart below separates mining and milling cost per tonne using the specific cost and tonnage mined and milled, respectively, which adjusts for the materially higher tonnage mined (20,083) than milled (18,219) during the quarter.

Commencing with this period, the Company has commenced excluding inventory adjustments from the calculation of Production Cost per Tonne to improve period-over-period comparisons. Prior periods in the chart above have also been adjusted.

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Management’s Discussion & Analysis of Financial Results

For the three month period ended March 31, 2019

May 9, 2019

	Q1 ($000’s, except where noted)
	2019	2018
Total Cash Cost Per Silver Ounce Payable	$11.71/oz	$3.85/oz
(see “Non-IFRS Measures” for reconciliation table)

Higher total cash costs per silver ounce payable of $11.71 in Q1 2019 resulted from lower byproduct credits and lower payable silver ounces recognized in the quarter. As discussed above, ongoing mill upgrades resulted in the deferral of approximately 2,875 tonnes of ore and 1,000 tonnes of concentrate, which will be recongnized as revenue and payable metals in Q2.

AISC Per Silver Ounce Payable	$25.35/oz	$15.89/oz
(see “Non-IFRS Measures” for reconciliation table)

Higher AISC in Q1 2019 resulted from higher cash costs as described above. Accordingly, the deferred ounces will be recognized in Q2 and are expected to positively contribute to AISC in the quarter. AISC excluding non-cash items was $21.97 in the quarter.

AISC per silver ounce payable over the preceding eight quarters are summarized below:

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Management’s Discussion & Analysis of Financial Results

For the three month period ended March 31, 2019

May 9, 2019

Provisionally Priced Sales

Sales are recorded using the metal price received for sales that settle during the reporting period. For sales that have not been settled, an estimate is used, based on the expected month of settlement and the forward price of the metal at the end of the reporting period. The difference between the estimate and the final price received is recognized by adjusting sales in the period in which the sale is settled (i.e. finalization adjustment). The finalization adjustment recorded for these sales depends on the actual price when the sale settles, which occurs either one or two months after shipment under the terms of the current concentrate purchase agreements.

In Q1 2019, the Company recognized negative adjustment to revenues of $95,000 primarily relating to the reversal of the mark-to-market taken at the end of 2018, as receivables were ultimately settled at lower values in the quarter (Q1 2018 – positive adjustment of $3,000).

As at March 31, 2019, provisionally priced sales totaled $3.9 million, which are expected to settle at final prices during the second quarter of 2019. A 10% increase or decrease in the prices of silver, lead and zinc will result in a corresponding increase or decrease in revenues of $0.4 million during the second quarter of 2019.

Revenues recognized in the comparable periods are reconciled below (in thousands of US dollars):

	Q1 2019
	Silver	Lead	Zinc	Total
	$	$	$	$
Current period sales (1)	2,646	837	2,374	5,857
Prior period provisional adjustments (2)	(16)	(49)	(30)	(95)
Sales before TC/RC	2,630	788	2,344	5,762
Less: TC/RC				(583)
Total Sales				5,179

	Q1 2018
	Silver	Lead	Zinc	Total
	$	$	$	$
Current period sales (1)	2,604	1,239	2,672	6,515
Prior period provisional adjustments (2)	11	(32)	24	3
Sales before TC/RC	2,615	1,207	2,696	6,518
Less: TC/RC				(607)
Total Sales				5,911

(1)	Includes provisional price adjustments on current period sales.
(2)	Prior period sales that settled at amounts different from prior period’s estimate.

Non-IFRS Measures

Production Cost Per Tonne, Total Cash Cost Net of By-Product Credits Per Silver Ounce Payable and All-In Sustaining Cost (AISC) Per Silver Ounce Payable are non-IFRS measures that do not have a standardized meaning. The calculation of these measures may differ from that used by other companies in the industry. The Company uses these measures internally to evaluate the underlying operating performance of the Company for the reporting periods presented. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and are not necessarily indicative of operating expenses as determined under generally accepted accounting principles. Management believes that these measures are key performance indicators of the Company’s operational efficiency and are increasingly used across the global mining industry and are intended to provide investors with information about the cash generating capabilities of the Company’s operations.

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Management’s Discussion & Analysis of Financial Results

For the three month period ended March 31, 2019

May 9, 2019

Production Cost Per Tonne

The Company’s ability to control production costs per tonne is a key performance indicator in managing and evaluating operating performance. This measure provides investors and analysts with useful information about the underlying cost of operations and how management controls those costs.

A reconciliation between production cost per tonne (including mining and milling costs, excluding depreciation) and the Company’s cost of sales as reported in the Company’s financial statements is provided below.

	Q1 2019	Q1 2018
	$ 000’s	$ 000’s
Cost of Sales	5,781	5,241
Depletion and amortization	(1,169)	(1,282)
Inventory adjustments	342	388
Production Costs (excluding inventory adjustments)	4,954	4,347
Tonnes milled	18,219	18,885
Production cost per tonne milled ($/tonne)	272	230

Total Cash Cost Per Silver Ounce Payable

The calculation of total cash cost per silver ounce payable reflects the cost of production adjusted for by-product and various non-cash costs included in cost of sales. Changes in inventory have not been adjusted from cost of sales, as these costs are associated with the payable silver ounces sold in the period. The Company expects total cash costs net of by-product revenues to vary from period to period as planned production and development access different areas of the mine with different ore grades and characteristics.

Reconciliation of total cash cost per silver ounce payable, net of by-product credits:

	Q1 2019	Q1 2018
	$ 000’s	$ 000’s
Cost of sales	5,781	5,241
Adjustments - increase/(decrease):
Depletion and amortization	(1,169)	(1,282)
Third party smelting and refining charges (1)	583	607
Royalties (2)	(23)	(23)
By-product credits (3)	(3,132)	(3,903)
Total cash cost net of by-product credits	2,041	640

Silver ounces payable	174,194	166,076

Total cash cost per silver ounce payable ($/oz)	11.71	3.85

(1)	Treatment and refining charges recorded in net revenues.
(2)	Advance royalty payments on the Miguel Auza property unrelated to production from Platosa.
(3)	By-product credits comprise revenues from sales of lead and zinc.

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Management’s Discussion & Analysis of Financial Results

For the three month period ended March 31, 2019

May 9, 2019

AISC Per Silver Ounce Payable

Excellon adopted the AISC measure to provide further transparency on the costs associated with producing silver and to assist stakeholders of the Company in assessing operating performance, ability to generate free cash flow from current operations and overall value. The AISC measure is a non-GAAP measure based on guidance announced by the World Gold Council in June 2013.

Excellon defines AISC per silver ounce payable as the sum of total cash costs (including treatment charges and net of by-product credits), capital expenditures that are sustaining in nature, corporate general and administrative costs (including non-cash share-based compensation), capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs (non-cash), all divided by the total payable silver ounces sold during the period to arrive at a per ounce figure.

Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production are classified as non-sustaining and are excluded. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded.

Costs excluded from AISC are non-sustaining capital expenditures and exploration costs (as described above), finance costs, tax expense, and any items that are deducted for the purposes of adjusted earnings.

The table below presents details of the AISC per silver ounce payable calculation.

	Q1 2019	Q1 2018
	$ 000’s	$ 000’s

Total cash costs net of by-product credits	2,041	640
General and administrative costs (cash)	798	748
Share based payments (non-cash)	529	622
Accretion and amortization of reclamation costs (non-cash)	59	63
Sustaining exploration (manto resource exploration/drilling)	74	105
Sustaining capital expenditures (1)	916	461
Total sustaining costs	2,376	1,999
All-in sustaining costs	4,417	2,639
Silver ounces payable	174,194	166,076
AISC per silver ounce payable ($/oz)	25.35	15.89
AISC excluding non-cash items, per silver ounce payable ($/oz)	21.97	11.76
Realized silver price per ounce sold (2)	15.45	16.49

(1)	Sustaining capital expenditure includes sustaining property plant and equipment acquisitions and capitalized development costs.
(2)	Average realized silver price is calculated on current period sale deliveries and does not include the impact of prior period provisional adjustments in the period.

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Management’s Discussion & Analysis of Financial Results

For the three month period ended March 31, 2019

May 9, 2019

LIQUIDITY AND CAPITAL RESOURCES

In today’s commodity price environment, being able to produce at reduced cost and generate positive cash flows is essential to improving the Company’s working capital. The primary source of funds available to the Company is cash flow generated by the Platosa Mine. A continuous review of the Company’s capital expenditure programs ensures the Company’s capital resources are utilized in a responsible and sustainable manner to conserve cash during ongoing periods of low silver prices.

	March 31, 2019	December 31, 2018
	($000’s)
Cash and Cash Equivalents	3,129	6,417

The Company’s cash position decreased by $3.3 million during Q1 2019 as:

(i)	$1.0 million was used in operations before changes in working capital, with a $1.6 million change in working capital, for a net $2.6 million used in operating activities;

(ii)	$0.8 million was invested in capital expenditures, split between the Optimization Plan Phase 2, mine development and mining equipment; and

(iii)	$0.1 million was used in financing activities related to lease liability payments for leased mining equipment.

Cash, marketable securities, current accounts receivable and inventory (ore and concentrate) decreased to $7.0 million during Q1 2019 from $9.3 million at the beginning of 2019. As noted above, approximately $3.4 million of revenue was deferred into Q2 2019 due to mill upgrades and truck scheduling, only the associated cost of which is reflected in inventories. The cost associated with this revenue was $1.3 million, as reflected on the balance sheet, with the cost of milling stockpiled ore yet to be reflected.

Trade Receivables	2,499	1,926

Trade receivables increased to $2.5 million at the end of Q1 2019 due to increased mill production in March 2019 compared to December 2018. Due to limited trucking services at the end of the Q1 2019, the Company had concentrates remaining in inventory that was delivered in early April.

Trade Payables	5,783	5,243

Trade payables increased primarily due to the Company recording an additional $0.6 million provision for a claim made against the Company (further details provided in Contigencies section). At the same time, trade payables were offset by an additional $0.2 million to reflect the unrealized gain on the fair value of currency hedges the Company has in place to manage its foreign exchange exposure on trade payables.

Working Capital	5,536	7,917

Working capital decreased by $2.4 million in Q1 2019 as cash flow used in operations totaled $1.0 million due to lower metal prices and higher production costs in the quarter and modifications and upgrades to the mill required drawing down working capital to support the operations earlier in the quarter. The Company expects working capital to improve in early Q2 as concentrate inventory is delivered and milling operations continue to ramp-up.

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Management’s Discussion & Analysis of Financial Results

For the three month period ended March 31, 2019

May 9, 2019

	Q1
	2019	2018
Cash from (used in) operations before changes in working capital ($000’s)	(977)	471

During Q1 2019, the operation used $1.0 million before changes in working capital, primarily due to lower metal prices and higher production costs in the quarter, resulting in decreased revenues and increased cash cost over the same period.

Investing Activities ($000’s)	(841)	(597)

For Q1 2019, the Company’s capital expenditures of $0.8 million related to the continuation of the Optimization Plan Phase 2 and mine development and associated mining equipment.

Financing Activities ($000’s)	(91)	2

Financing activities were limited in Q1 2019 to lease liability payments for leased mining equipment that were leased in Q2 2018.

In recent quarters, the Company’s operations were not cash flow positive and the Company has drawn down on working capital. Although the Company’s production continues to increase, the Company’s ability to generate positive cash flows is impacted by financial market conditions, most notably metal prices as the Company derives its revenues from the sale of silver, lead and zinc, and associated TC/RCs, as discussed above in “Commodity Prices and Market Conditions”. The Company is also exposed to currency exchange risk and accordingly manages this exposure with currency hedges as described below in “Financial Instruments”. The Company is also affected by increases in electricity prices due to dewatering requirements at the Platosa Mine, which have recently increased materially. At the end of Q1 2019, approximately 2,875 tonnes of fresh ore remained in stockpile and was processed in April. Additionally, due to truck scheduling constraints, 1,000 tonnes of concentrate was in transit or stockpile at the end of the quarter. Combined, these two factors resulted in the deferral of approximately $3.4 million in revenue at current prices, which will be recognized in Q2.

The Company has in-the-money warrants with a current exercise value of CAD$0.9 million as reflected in the table below based on the closing price of the Company’s Common Shares on May 8, 2019.

	Warrants Outstanding	In-the-money (CAD)	In-the-money (USD)	Expiry
Warrants ($0.50)	1,838,908	$919,454	$682,391	November 27, 2019

Financial Instruments

All financial assets and financial liabilities, other than derivatives, are initially recognized at the fair value of consideration paid or received, net of transaction costs as appropriate, and subsequently carried at fair value or amortized cost. The carrying values of cash and cash equivalents, trade receivables and other liabilities approximate their fair value, unless otherwise noted.

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Management’s Discussion & Analysis of Financial Results

For the three month period ended March 31, 2019

May 9, 2019

The Company’s financial performance is sensitive to changes in commodity prices, foreign exchange and interest rates, and the Company may periodically consider hedging such exposure. The Company’s board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company addresses its price-related exposure to foreign exchange through the use of options, futures, forwards and derivative contracts.

The Mexican peso (“MXN”) and the Canadian dollar (“CAD”) are the functional currencies of the Company, with currency exposures arising from transactions and balance in currencies other than the functional currencies.

A significant portion of the Company’s capital expenditures, operating costs, exploration, and administrative expenditures are incurred in MXN, while revenues from the sale of concentrates are denominated in US dollars (“USD”). The fluctuation of the USD in relation to the MXN, consequently, impacts the reported financial performance of the Company. To manage the Company’s exposure to changes in the USD/MXN exchange rate, the Company entered into forward contracts to purchase MXN in exchange for USD at various rates and maturity dates. As at March 31, 2019, forward contracts for the purchase of MXN199 million in exchange for $9.8 million at an average rate of 20.34 MXN/USD, at various maturity dates until February 2020, were outstanding. The fair value of these outstanding foreign currency forward contracts resulted in an unrealized gain position of $0.5 million at March 31, 2019. Accordingly, for Q1 2019, the Company recorded an unrealized gain of $0.2 million (Q1 2018 – $0.5 million unrealized gain) in finance cost (income).

During Q1 2019, the Company realized beneficial exchange rates of $89,000 from contracts maturing during the quarter relative to spot rates (Q1 2018 – $25,000).

Commitments

The following table summarizes the Company’s significant commitments as at March 31, 2019 (in thousands of US dollars):

	2019	2020	2021	2022	2023	Total
	$	$	$	$	$	$
Accounts payable and accrued liabilities	4,965	-	-	-	-	4,965
Lease obligations	261	177	92	-	-	530
Capital expenditures	212	-	-	-	-	212
Mine restoration provision	-	-	-	-	1,997	1,997
Employee future benefits	-	-	-	-	1,720	1,720
Concession holding fees	610	631	632	684	685	3,242
Office leases	154	154	160	160	166	793
	6,201	962	884	844	4,567	13,458

Mine restoration provisions and employee future benefits committed in 2023 assume the closure of the Platosa Mine and Miguel Auza mill in that year, which may or may not be the case depending upon the Company’s ability to find new mineralization at Platosa or near Miguel Auza. Not included above is an NSR royalty payable semi-annually on the Platosa Property of (a) 1.25% in respect of manto mineralization other than skarn mineralization or (b) 0.5% in respect of skarn or “Source” mineralization (as described further below). Such payments vary period to period based on production results and commodity prices.

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Management’s Discussion & Analysis of Financial Results

For the three month period ended March 31, 2019

May 9, 2019

Contingencies

During Q3 2012, the Company sued the Ejido La Sierrita (the “Ejido”) to terminate a 30-year surface rights agreement (“SRA”) in respect of 1,100 hectares of exploration ground west and northwest of the Platosa Mine and for various damages relating to an illegal blockade of the mine during Q3 2012. The Ejido also sued for termination of the SRA after being advised of Excellon’s suit.

In Q3 2016, the Company received a resolution from the Tribunal Unitario Agrario del Distrito Sexto in Torreón, Coahuila (the “Agrarian Tribunal”) on the legal action. The Agrarian Tribunal ruled in favour of the Company’s application to rescind the SRA. The Resolution also included (i) an award to Excellon of MXN5.5 million payable by the Ejido for losses and damages related to the illegal blockade and (ii) an award to the Ejido of MXN5.5 million payable by Excellon as indemnity for not building a water treatment plant under the terms of the SRA. The two awards set-off against each other, with neither side being required to pay any amount to the other.

After appeal by both parties to the Segundo Tribunal Colegiado en Materias Administrativa y Penal del Octavo Circuito in Torreón, the court of appeal in Coahuila, the case was returned to the Agrarian Tribunal. In Q3 2017, the Agrarian Tribunal once again ruled in favour of the Company, with the rescission of the SRA being upheld. The Court also eliminated the set-off in damages between the parties, with the end result being the simple rescission of the SRA. Both the Company and the Ejido have appealed this decision: the Company for payment of damages in respect of the illegal blockade of the mine in third quarter of 2012 and the Ejido for rental payments from 2014-2016.

Excellon holds 20,969 hectares of mineral concessions at Platosa. These rights entitle the Company to explore for and mine minerals at Platosa and in an extensive surrounding area. Excellon also owns all surface rights needed to produce silver from the Platosa Mine and conduct further surface and underground exploration for further high-grade manto mineralization and the skarn/source of the Platosa mantos.

A subsidiary of the Company is also party to an action by a claimant in respect of damages under an option agreement concerning a mineral concession within the Miguel Auza property, which concession is not considered material to the Company’s operating business or exploration plans. The court of first instance awarded the claimant the amount of approximately $0.7 million. The Company is appealing the decision and believes that the court made an incorrect finding of law in respect of approximately $0.6 million of the damage award. Until then, the Company has increased its its previous provision of $0.1 million to $0.7 million in respect of such potential damage award.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

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Management’s Discussion & Analysis of Financial Results

For the three month period ended March 31, 2019

May 9, 2019

EXPLORATION

Refer to the Company’s Annual Information Form (“AIF”) for summary and background on the Company’s exploration projects.

Platosa Property

Ongoing Exploration Plans

In Q1 2019, the Company continued to explore the Platosa property, with two drill rigs operating from surface, completing approximately 2,500 metres. The focus of drilling was to increase the mineralized footprint of the Platosa mine, most notably at the NE-1 South target and towards the end of the quarter testing new targets in the Jaboncillo area, following on from field work and geophysics conducted in 2017.

Recent Results

Highlighted results from NE1-S were released during Q1 2019 and include:

DDH No.	Interval(1)(2)
	From (m)	To (m)	metres	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	AgEq(3) (g/t)	Date Released
EX18LP1144	344.0	344.8	0.9	0.02	283	9.8	0.3	705	01/22/2019
EX18LP1147	343.5	349.1	5.6	0.03	383	8.0	0.2	725	01/22/2019
including	343.5	344.2	0.7	0.07	1,394	12.5	0.1	1,917
and	350.4	352.9	2.5	0.01	406	3.7	0.2	570
including	351.0	351.8	0.8	0.01	1,015	8.2	0.2	1,362
EX18LP1149	347.3	347.9	0.6	0.01	2,060	7.8	9.1	2,831	01/22/2019
EX18LP1151	352.0	357.0	5.0	0.28	968	9.4	20.2	2,356	01/22/2019
including	352.0	353.2	1.2	0.38	1,312	17.2	24.7	3,252
EX18LP1154	350.3	350.2	0.4	-	391	1.5	0.5	478	01/22/2019
EX18LP1155	349.5	354.5	4.8	0.02	1,127	8.4	10.5	1,996	01/22/2019
including	349.9	350.6	0.7	0.01	4,284	24.9	8.1	5,720

(1)	From-to intervals are measured from the drill collar, with drill holes marked UG drilled from underground stations.
(2)	All intervals are reported as core length. Further geologic information is required to estimate true thicknesses.
(3)	AgEq in drill results assume $1,250 Au, $17.00 Ag, $1.03 Pb and $1.23 Zn, with 100% metallurgical recovery.

Results of the ongoing program continue to prove-up the near-mine potential at Platosa, with significant intercepts expanding the footprint of the NE-1 South Manto to the east where it remains open. The program to expand and define resources ahead of mining will continue in 2019 with dedicated drill infrastructure proposed to accommodate this expansion and definition drilling ahead of mine workings.

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Management’s Discussion & Analysis of Financial Results

For the three month period ended March 31, 2019

May 9, 2019

In addition to the drilling results noted above, highlights from Q1 2019 included:

●	Commencement of drilling from surface at Jaboncillo;
●	Field checking and surface validation of targets identified through IP and mapping;
●	Building and rehabilitation of road networks to facilitate access for drilling on Jaboncillo targets
●	Extension through drilling of NE-1S Manto with zone remaining open for further expansion;
●	Ongoing fieldwork, including mapping and sampling at key outcrops and surface regional targets; and
●	Community relations work in the area.

The Company expects to continue drilling programs from surface during 2019 following on from the work completed to-date since late 2016. The program will continue to test for new manto-style mineralization near the Platosa Mine and elsewhere on the Platosa Property, as well as pursuing skarn-style targets on the property.

Evolución Property (formerly the Miguel Auza Project)

The Company commenced a proof-of-concept 3,000 metre program on Evolución during Q2 2018 with one surface drill rig, targeting four priority targets believed to be indicative of the distal part of a larger epithermal system. The Company extended the program into Q4 and increased it to 6,000 metres, based on initial success on the Lechuzas structure. Drilling in Q4 and into Q1 2019 tested strike and dip extensions of the mineralization encountered at Lechuzas with the purpose of tracking higher grades and more robust widths. During Q1 2019, the Company announced results from the Lechuzas structure where drilling has defined a mineralized envelope of 600 metres along strike and 500 metres down dip. Highlighted results from this drilling are presented below. As at the end of Q1 2019, the Company had completed approximately 2,600 metres of drilling at Evolución.

Results from the initial program include:

●	101 g/t AgEq (22 g/t Ag, 0.4% Pb, 1.0% Zn and 0.1 g/t Au) over 154 metres in EX18MAZ-251, including 532 g/t AgEq (188 g/t Ag, 4.4% Pb, 2.9% Zn and 0.1 g/t Au) over 2.4 metres and 238 g/t AgEq (48 g/t Ag, 0.7% Pb, 2.8% Zn and 0.1 g/t Au) over 17.7 metres;
●	70 g/t AgEq (14 g/t Ag, 0.3% Pb, 0.7% Zn and 0.1 g/t Au) over 219 metres in EX18MAZ-253, including 274 g/t AgEq (70 g/t Ag, 1.3% Pb, 2.2% Zn and 0.4 g/t Au) over 12.6 metres;
●	663 g/t AgEq (175 g/t Ag, 4.3% Pb, 5.4% Zn and 0.4 g/t Au) over 3.4 metres in EX18MAZ-257; and
●	259 g/t AgEq (64 g/t Ag, 1.4% Pb, 2.2% Zn and 0.3 g/t Au) over 24.9 metres in EX18MAZ-258.

During Q1 2019, exploration activities continued, including:

●	Remote sensing and mapping of regional trends;
●	Modelling of structural and vein features and dikes believed to influence mineralization at Lechuzas and regional exploration targeting; and
●	Permitting of drill stations for planned drilling in 2019.

At the end of the quarter, drilling had ceased on the Evolución concession, however, exploration work is expected to recommence in the coming months and continue throughout 2019.

Qualified Person

Mr. Ben Pullinger, BSc., PGeo., Excellon’s Senior Vice President of Geology has acted as the Qualified Person, as defined in NI 43-101, with respect to the disclosure of the scientific and technical information contained in this MD&A.

Mr. Pullinger is an economic geologist who was appointed by the Company during Q3 2016. Prior to joining Excellon, he worked as Vice President, Exploration at Roxgold Inc., where he made a significant contribution to the growth of the company from resource stage through to production, which was reached in Q2 2016. Before Roxgold, Mr. Pullinger was engaged as a sell side analyst providing analysis and insight to buy side clients across North America. Additionally, Mr. Pullinger has worked on projects in North and South America, Africa and Asia and has made contributions to enhancing value through discovery, development and efficient operations on various projects in these regions.

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Management’s Discussion & Analysis of Financial Results

For the three month period ended March 31, 2019

May 9, 2019

RELATED PARTY TRANSACTIONS

The corporate secretary of the Company is a partner in a firm that provides legal services to the Company. During Q1 2019, the Company incurred legal services of $10,000 (Q1 2018 – $10,000). As at March 31, 2019, the Company had an outstanding payable balance of $11,000 (as at March 31, 2018 – $7,000).

RISK AND UNCERTAINITIES

The Company’s business entails exposure to certain risks, including but not limited to: metal price risk since the Company derives its revenues from the sale of silver, lead and zinc; foreign exchange risk since the Company reports in United States dollars but operates in jurisdictions that use other currencies; the inherent risk of uncertainties in estimating Mineral Resources; political risk associated with operating in foreign jurisdictions; environmental risks and risks associated with labour relations issues. The current or future operations of Excellon including ongoing commercial production are or will be governed by and subject to federal, state and municipal laws and regulations regarding mineral taxation, mineral royalties and other governmental charges. Any change to the mineral taxation and royalty regimes in the jurisdictions in which Excellon operates or plans to operate could have an adverse financial impact on the Company’s current and planned operations and the overall financial results of the Company, the extent of which cannot be predicted. Further factors affecting the Company are described in the AIF.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

In the disclosure set out below, references to management include the President and Chief Executive Officer and Chief Financial Officer. Management has designed disclosure controls and procedures (“DC&P”) to provide a reasonable assurance that (i) material information relating to the Company is made known to them by others, particularly during the period in which the annual filings are being prepared and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

In connection with the preparation and filing of the Company’s audited consolidated financial statements for the year ended December 31, 2018 (the “2018 Financial Statements”), the Company’s management assessed the effectiveness of the Company’s disclosure controls and procedures. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013) (“COSO 2013”) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2018, the Company’s DC&P were not effective due to the material weakness described in the MD&A for the year ended December 31, 2018 (the “2018 MD&A”). Although the Company has taken steps to remediate the material weaknesses, management has concluded that material weaknesses in the design of DC&P continued to exist as of March 31, 2019.

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Management’s Discussion & Analysis of Financial Results

For the three month period ended March 31, 2019

May 9, 2019

Internal Control Over Financial Reporting

Management is responsible for establishing, maintaining and assessing the effectiveness of adequate internal control over financial reporting (“ICFR”). The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

In connection with the preparation and filing of the 2018 Financial Statements, management assessed the effectiveness of the Company’s ICFR. In making this assessment, management used the criteria set forth in COSO 2013. Based on this assessment, management concluded that, as of December 31, 2018, as a result of the material weaknesses identified as part of the ongoing investigation into concentrate theft, as disclosed in the 2018 MD&A, the Company’s ICFR was not effective. Although the Company has taken steps to remediate the material weaknesses, management has concluded that material weaknesses in the design of ICFR continued to exist as of March 31, 2019.

Remediation of Material Weaknesses

Management has taken an active approach remediating and enhancing controls in the revenues cycle for concentrate deliveries. This approach was set out in the 2018 MD&A and includes:

●	enhancing the metal accounting program;
●	increasing surveillance of concentrate stockpiles on the loading pad;
●	implementing and monitoring real time tracking of delivery trucks;
●	reconciling truck security seals;
●	installing truck scales on site at both Platosa and Miguel Auza in H1 2019 (previously, local off-site scales used); and
●	increasing control reports.

In addition, the revenues cycles will be tested monthly by internal audit. The testing will have a particular focus on the new controls to ensure that their design is effective. Management continues to make progress on the remediation actions listed above.

Although there have been significant improvements made to the Company’s ICFR in relation to the material weaknesses disclosed in the 2018 MD&A, the material weaknesses cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. No assurance can be provided at this time that the actions and remediation efforts the Company has taken or will implement will effectively remediate the material weaknesses described above or prevent the incidence of other significant deficiencies or material weaknesses in the Company’s ICFR in the future. The Company does not expect that disclosure controls or ICFR will prevent all errors, even as the remediation measures are implemented and further improved to address the material weaknesses. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions.

Other than those of the changes described above that were implemented in 2018, there have been no changes in the Company’s ICFR during the first quarter of 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

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Management’s Discussion & Analysis of Financial Results

For the three month period ended March 31, 2019

May 9, 2019

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

In March 2018 the International Accounting Standards Board (IASB) issued a revised Conceptual Framework for Financial Reporting which is currently being used by the Board and Interpretations Committee of the IASB in developing new pronouncements. Preparers of the financial statements, however, will only begin referring to the new framework from January 1, 2020.

Significant accounting ESTIMATES and judgements

The Company’s significant accounting policies are described in Note 3 to the consolidated financial statements for the year ended December 31 2018. The preparation of the consolidated financial statements require management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the consolidated financial statements and reported amounts of expenses during the reporting period. Such estimates and assumptions affect the carrying value of assets and are based on historical experience and other factors considered relevant. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised. For details of these estimates, assumptions and judgements, please refer to the Company’s consolidated financial statements for the year ended December 31, 2018, which are available on the Company’s website and on SEDAR.

Additional Sources of Information

Additional disclosures pertaining to the Company, including its most recent AIF, audited and unaudited interim financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.excellonresources.com.

This MD&A contains “forward-looking statements” within the meaning of applicable Canadian securities legislation and applicable U.S. securities laws. Except for statements of historical fact relating to the Company, such forward-looking statements include, without limitation, statements regarding the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, the potential of the Company’s properties, proposed production rates, potential mineral recovery processes and rates, business plans and future operating revenues. Forward-looking statements are made based on management’s beliefs, estimates, assumptions and opinions on the date the statements are made. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct and the Company undertakes no obligation to update forward-looking statements. Forward-looking statements are typically identified by words such as: believes, expects, anticipates, intends, estimates, targets, plans, postulates, and similar expressions, or are those which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various risk factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced (particularly silver), the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. A description of the risk factors applicable to the Company can be found in the AIF under “Description of the Business – Risk Factors.” All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties. This document is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

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Management’s Discussion & Analysis of Financial Results

For the three month period ended March 31, 2019

May 9, 2019

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The terms “Measured,” “Indicated” and “Inferred” Mineral Resources used or referenced in this MD&A are defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. The CIM standards differ significantly from standards in the United States. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category or that Mineral Resources will ever be upgraded to Mineral Reserves. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies other than a Preliminary Economic Assessment (“PEA”). United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable, or that a Measured or Indicated Mineral Resource is economically or legally mineable.

Cautionary Note to United States Investors regarding Adjacent or Similar Properties

This MD&A may also contain information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises United States investors that the United States Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the company’s properties.

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